As filed with the Securities and Exchange Commission on September 27, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ZAIS FINANCIAL CORP.

(Name of Subject Company (Issuer))

ZAIS Financial Corp.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98886K108

(CUSIP Number of Class of Securities)

Michael Szymanski

Chief Executive Officer

ZAIS Financial Corp.

Two Bridge Avenue, Suite 322

Red Bank, New Jersey 07701-1106

(732) 978-7518

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David E. Brown, Jr.

Justin R. Howard

Alston & Bird LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

Tel: (202) 239-3300

Fax: (202) 239-3333

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$64,331,088.89	$6,478.14

(1)

Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 4,185,497 shares of common stock, par value $0.0001 per share (the “Shares”), of ZAIS Financial Corp. (the “Company”) at the tender offer price of $15.37 per Share (the “Offer Price”).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by ZAIS Financial Corp., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes (the “Company”), to purchase up to 4,185,497 shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) at a price of $15.37 per Share (the “Purchase Price”), net to the tendering stockholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 27, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”) and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Schedule TO, including as more specifically set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is ZAIS Financial Corp., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes. Its principal executive offices are located at Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701-1106 and its telephone number is (732) 978-7518.

(b) Securities. The subject securities are shares of common stock of the Company. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 12 (“Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The filing person of this Schedule TO is ZAIS Financial Corp., a Maryland corporation that qualifies as a real estate investment trust for U.S. federal income tax purposes. Its principal executive offices are located at Two Bridge Avenue, Suite 322, Red Bank, New Jersey 07701-1106 and its telephone number is (732) 978-7518.

The names and business addresses of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase and such information is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

•	“Introduction”
•	“Summary Term Sheet”
•	Section 1 (“Number of Shares; Purchase Price; Proration”)
•	Section 2 (“Purpose of the Offer”)
•	Section 3 (“Procedures for Tendering Shares”)
•	Section 4 (“Withdrawal Rights”)
•	Section 5 (“Purchase of Shares and Payment of Purchase Price”)
•	Section 7 (“Conditions of the Offer”)
•	Section 8 (“Extension of the Offer; Termination; Amendment”)
•	Section 9 (“Source and Amount of Funds”)
•	Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”)
•	Section 12 (“Certain Effects of the Offer”)
•	Section 13 (“Material U.S. Federal Income Tax Consequences”)

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•	Section 16 (“Miscellaneous”)

(b) Purchases. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer”) of the Offer to Purchase are incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Section 12 (“Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans. The information set forth in Section 12 (“Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The Offer is not conditioned upon the receipt of any financing. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet”, the section of the Offer to Purchase titled “Introduction” and Section 14 (“Fees and Expenses”) of the Offer to Purchase are incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

(a) and (b) Not applicable. In accordance with the instructions to Item 10 of this Schedule TO, the financial statements are not considered material because: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 15 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3), (4) and (5) None.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

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ITEM 12. EXHIBITS.

(a)(i)	Offer to Purchase, dated September 27, 2016

(a)(ii)	Form of Letter of Transmittal

(a)(iii)	Form of Notice of Guaranteed Delivery

(a)(iv)	Notice of Withdrawal of Tender for Individual Investors

(a)(v)	Notice of Withdrawal of Tender for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and DTC participants

(a)(vi)	Form of Letter to Stockholders of the Company (other than DTC Participants)

(a)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and DTC Participants

(b)	Not applicable

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2016

ZAIS FINANCIAL CORP.

By:	/s/ Michael Szymanski
Name:	Michael Szymanski
Title:	Chief Executive Officer

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EXHIBIT INDEX

(a)(i)	Offer to Purchase, dated September 27, 2016

(a)(ii)	Form of Letter of Transmittal

(a)(iii)	Form of Notice of Guaranteed Delivery

(a)(iv)	Notice of Withdrawal of Tender for Individual Investors

(a)(v)	Notice of Withdrawal of Tender for Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and DTC participants

(a)(vi)	Form of Letter to Stockholders of the Company (other than DTC Participants)

(a)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and DTC Participants

(b)	Not applicable

(c)	Not applicable

(d)	Not applicable

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

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